SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]      Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]       No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Extension of Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital	3

Signatures.		5

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Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Extension of Exchange Offer for 11% Senior Notes Due 2005 of Imagen Satelital

FOR IMMEDIATE RELEASE

CLAXSON INTERACTIVE GROUP INC. ANNOUNCES
EXTENSION OF EXCHANGE OFFER FOR 11% SENIOR NOTES DUE 2005
OF IMAGEN SATELITAL

     Buenos Aires, August 15, 2002 - Claxson Interactive Group Inc. (“Claxson”) announces an extension of its pending exchange offer and consent solicitation (the “Exchange Offer”) for all U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 (144A Global CUSIP No. 44545HHA0 and Reg S Global ISIN No. USP52800AA04) (the “Old Notes”) of its subsidiary, Imagen Satelital S.A. (“Imagen”).

     The expiration date for the Exchange Offer has been extended to 5:00 p.m. New York City time on August 28, 2002, from 5:00 p.m. New York City time on August 14, 2002, unless further extended. As of 5:00 p.m. August 14, 2002, Claxson had received tenders from holders of approximately U.S.$8.1 million principal amount of the outstanding Old Notes.

     Claxson continues to solicit proxies from holders of the Old Notes to vote in favor of the proposed amendments to the Old Note indenture. As a result, Claxson has extended the consent payment expiration date to 5:00 p.m. New York City time on August 28, 2002, unless further extended. Holders who have already tendered or who tender their Old Notes on or prior to 5 p.m. August 28, 2002, and do not withdraw their tender, will be entitled to receive the consent payment.

     Claxson is currently in active discussions with the holders of Old Notes who have not yet tendered with the goal of obtaining full participation. The Exchange Offer continues to be conditioned upon the receipt of tenders of at least 95% of the outstanding principal amount of the Old Notes as well as the approval by the Argentine Comision de Valores of the public offering of the new notes in Argentina and other customary conditions.

     Except for the extension of the expiration date and consent payment expiration date, all other terms and provisions of the Exchange Offer remain the same.

     Informational documents relating to the Exchange Offer will only be distributed to eligible investors who complete and return an Eligibility Letter that has already been sent to investors. If you would like to receive this Eligibility Letter, please contact Tom Long at D.F. King & Co., the Information Agent for the Exchange Offer, at (212) 493-6920, or Eduardo Rodriguez Sapey at Banco Rio de la Plata, the Argentina Trustee and Rep. Exchange Agent, at 011-5411-4341 1013 in Buenos Aires, Argentina.

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     The new notes will not be registered under the U.S. Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers and accredited investors in private transactions and to persons outside the United States in off-shore transactions. The new notes will be listed on the Buenos Aires Stock Exchange.

     This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the New Notes in any state of the United States in which such offer, solicitation or sale would be unlawful.

     Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

     This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Press Alfredo Richard SVP, Communications Claxson Interactive Group 305-894-3588	Investors Ezequiel Paz AVP, Corporate Finance Claxson Interactive Group 305-894-3574

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC

(Registrant)

Date:	August 15, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

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